UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 19)

Och-Ziff Capital Management Group LLC
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

67551U204
(CUSIP Number)

Daniel S. Och
c/o Willoughby Capital Holdings, LLC
10 Bank Street
Suite 1120
White Plains, NY 10606
(914) 787-7858
(Name, address and telephone number of person authorized to receive notices and communications)

February 7, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,401[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 203,401[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,401[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[3]
14	TYPE OF REPORTING PERSON IN

1.
Represents (i) 195,707 Class A Shares of the Issuer (as defined below) directly held by the Reporting Person and (ii) 7,694 Class A Shares of the Issuer that the Reporting Person has the right to receive on or before the third business day following the Reporting Person's departure from the Issuer's board of directors upon the vesting of 7,694 Class A Restricted Share Units (“RSUs”).  Of the 7,694 RSUs, 4,977 RSUs are fully vested and the remainder vest on March 31, 2019.

2.	Represents the 203,401 Class A Shares of the Issuer referred to in Row 7 and as described in footnote 1.
3.	See Item 5(a) of this Schedule 13D.

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ITEM 1	SECURITY AND ISSUER

This Amendment No. 19 on Schedule 13D (this “Schedule 13D”) relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer” or the “Company”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”), and amends and further supplements the Schedule 13D filed by the Reporting Person on November 29, 2007 (the “Initial Schedule 13D”), as amended by the Reporting Person by Amendment No. 1 to Schedule 13D filed on November 13, 2008, Amendment No. 2 to Schedule 13D filed on December 23, 2008, Amendment No. 3 to Schedule 13D filed on January 2, 2009, Amendment No. 4 to Schedule 13D filed on May 14, 2009, Amendment No. 5 to Schedule 13D filed on June 16, 2009, Amendment No. 6 to Schedule 13D filed on November 13, 2009, Amendment No. 7 to Schedule 13D filed on December 30, 2009, and Amendment No. 8 to Schedule 13D filed on March 18, 2010, Amendment No. 9 to Schedule 13D filed on May 25, 2010, Amendment No. 10 to Schedule 13D filed on December 13, 2011, Amendment No. 11 to Schedule 13D filed on May 24, 2012, Amendment No. 12 to Schedule 13D filed on November 19, 2012, Amendment No. 13 to Schedule 13D filed February 15, 2013, Amendment No. 14 to Schedule 13D filed on April 12, 2013, Amendment No. 15 to Schedule 13D filed on May 3, 2013, Amendment No. 16 to Schedule 13D filed on July 17, 2013, Amendment No. 17 to Schedule 13D filed on March 3, 2017, and Amendment No. 18 to Schedule 13D filed on December 6, 2018 (the Initial Schedule 13D as so amended, the “Statement”).
ITEM 4	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and restated to read as follows:

On December 5, 2018, Mr. Och, the Company and certain of its subsidiaries entered into a letter agreement providing for the implementation of certain transactions, as set forth in the term sheet attached thereto (the letter agreement, together with the term sheet attached thereto, each as amended on January 14, 2019, on January 31, 2019 and on February 6, 2019 to extend the date for entry into definitive agreements from January 15, 2019 to February 8, 2019 (as amended, the “Letter Agreement”)).  The Letter Agreement provided for, among other things, the preparation and execution of further agreements (the “Implementing Agreements”) and other actions to implement the transactions contemplated by the Letter Agreement (collectively, the “Recapitalization”).

On January 3, 2019, the Company announced a 1-for-10 reverse share split as described in the Current Report on Form 8-K filed by the Issuer on January 3, 2019 (the “Reverse Stock Split”).

On February 7, 2019, the Company and certain of its subsidiaries entered into the Implementing Agreements providing for the consummation of the Recapitalization (the “Recapitalization Closing”).

Overview of Recapitalization Transactions

Pursuant to the Recapitalization, Mr. Och and the other holders of Class A common units (“Class A Units”) in OZ Management LP (“OZM”), OZ Advisors LP

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(“Advisors I”) and OZ Advisors II LP (“Advisors II”) (the “Operating Partnerships”), have collectively reallocated 35% of their Class A Units to existing members of senior management and new hires (the “Class A Reallocation”).  The reallocation has been effected by (i) recapitalizing such Class A Units into a separate class of units in each Operating Partnership (the “Class A-1 Units”) held by the holders of the Class A Units and (ii) creating and making grants to existing members of senior management and new hires of a newly created class of equity incentive units in the Operating Partnerships that are only entitled to future profits and gains (such interests, the “Class E Units”).  As more fully described below, the Class A-1 Units will be canceled at such time and to the extent as such Class E Units vest and achieve a book-up.  Upon vesting, holders of Class E Units will be entitled to vote a corresponding number of Class B shares of the Company (the “Class B Shares”).  Following the Liquidity Redemption (as defined below) and Mr. Och’s receipt of the Credit Fund Balance Redemption (as defined below), and until such time as the relevant Class E Units become vested, the Class B Shares corresponding to the Class A-1 Units will be voted pro rata in accordance with the vote of the Class A shares of the Company (the “Class A Shares”) held by non-affiliates (the “Class A-1 Voting Holiday”).

In the Recapitalization, (i) $200 million of the existing preferred units issued by the Operating Partnerships (the “Existing Preferred”) was restructured into new debt of the Operating Partnerships (the “Debt Securities”) and (ii) the remaining $200 million of Existing Preferred was restructured into new preferred equity securities of the Operating Partnerships (the “New Preferred Securities”), each as described below (collectively, the “Existing Preferred Restructuring”).  In addition, the holders of the Existing Preferred have forfeited an additional 749,813 Class A Units (which were recapitalized into Class A-1 Units), of which 653,484 Class A Units were forfeited by Mr. Och or his related trusts.  Mr. Och has also agreed to waive his right to reallocate (and, under certain circumstances, be reissued) the common units canceled pursuant to the previously announced Cancellation, Reallocation and Grant Agreement, dated March 28, 2018, that was filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q, dated May 3, 2018.

In addition, as part of the Recapitalization, the Operating Partnerships initiated a distribution holiday (the “Distribution Holiday”) on the Class A Units, Class D common units of the Operating Partnerships (“Class D Units”), Class E Units and Class P common units of the Operating Partnerships (“Class P Units”) and on certain Class A restricted share units (“RSUs”) that will terminate on the earlier of (x) 45 days after the last day of the first calendar quarter as of which the achievement of $600 million of Distribution Holiday Economic Income (as defined in the LPAs (as defined below)) is realized and (y) April 1, 2026.

The Implementing Agreements for the Recapitalization include, among others (capitalized terms as defined below):

•
Agreements and Plans of Merger (providing for, among other things, the Mergers which give effect to the Class A Reallocation and the Existing Preferred Restructuring and pursuant to which the LPAs of the Operating Partnerships will be amended and restated, in each case, effective upon the Recapitalization Closing);

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•
Amended and Restated LPAs of the Operating Partnerships (providing for, among other things, changes with respect to the terms of the classes of units of the Operating Partnerships, including the Class D Election, liquidity events, book-up provisions, the Distribution Holiday and withdrawal rights);

•
Distribution Holiday Agreements (providing for, among other things, the application of the Distribution Holiday to the RSUs owned by the Company’s Chief Executive Officer and the independent directors of the Board);

•	Amended and Restated Class A Exchange Agreement (providing for, among other things, rights and procedures relating to the exchange of vested and booked-up Class A Units);
•	Amended and Restated Registration Rights Agreement (providing for, among other things, the registration and resale of Class A Shares delivered in exchange for Operating Partnership units);
•	New Preferred Unit Designations (providing for, among other things, the terms of the New Preferred Securities issued in the Mergers to effect, in part, the Existing Preferred Restructuring);
•	Subordinated Credit Agreement (providing for, among other things, the terms of the Debt Securities issued in the Mergers to effect, in part, the Existing Preferred Restructuring);
•	Amended Credit Agreement (providing for, among other things, the consent of the applicable lenders to the Recapitalization pursuant to an amendment to the 2018 Credit Facility);
•	TRA Amendment (amending the Tax Receivable Agreement in connection with the Recapitalization);
•
Governance Agreement (providing for, among other things, the redemption by Mr. Och and related parties of certain balances in the Company funds, certain proxies and voting arrangements, changes to Mr. Och’s director, officer, committee and other positions at the Oz Group entities, certain non-competition and non-solicitation matters, name changes, waiver of general release requirements and escrow arrangements);

•	Consent Agreements (providing for, among other things, release and indemnification arrangements in connection with the Recapitalization); and
•	Management Arrangements and other compensation arrangements (providing for certain compensation and other agreements between the Oz Group and certain members of senior management).
Agreements and Plans of Merger

At the Recapitalization Closing, each of OZM, Advisors I and Advisors II entered into Agreements and Plans of Merger with newly-formed subsidiaries of the Company, Orion Merger Sub I LP, Orion Merger Sub II LP and Orion Merger Sub III LP, respectively, pursuant to which such newly-formed subsidiaries of the Company merged with and into with the Operating Partnerships, with the Operating Partnerships as the surviving entities (the “Surviving Partnerships”) (such mergers, the “Mergers”).  In the Mergers, (i) to give effect to the Class A Reallocation, each Class A Unit converted into 0.35 Class A-1 Units and 0.65 Class A Units of the Surviving Partnership, subject to

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rounding, (ii) the Existing Preferred converted into (A) New Preferred Securities of the applicable Surviving Partnership and (B) Debt Securities totaling $200 million (as described below under “New Preferred Unit Designations” and “New Senior Subordinated Term Loan Credit and Guaranty Agreement”), and (iii) the limited partnership agreement of each Operating Partnership was amended and restated to give effect to the Recapitalization, as described below under “Agreements of Limited Partnership of the Operating Partnerships.”

Agreements of Limited Partnership of the Operating Partnerships

As part of the Recapitalization, effective as of the Recapitalization Closing, the limited partnership agreements of each of the Operating Partnerships were amended and restated pursuant to the Mergers (such amended and restated limited partnership agreements, collectively, the “LPAs”).  The material terms of the changes to the LPAs are described below.

Class A Units and Class A-1 Units

The LPAs set forth the terms of the Class A Units and Class A-1 Units issued in the Mergers after giving effect to the Recapitalization.  Among other things, the LPAs provide that, upon any Class E-1 Units or Additional Class E Units (as each such term is defined below), (i) vesting and achieving a book-up (as discussed below) or (ii) being cancelled (except as provided in the LPAs), an equal number of Class A-1 Units shall be automatically cancelled, with each holder of Class A-1 Units bearing its pro rata share of such cancellation.  Class A-1 Units are not eligible to receive distributions at any time; provided, however, that the holders of Class A-1 Units shall participate in any sale, change of control or other liquidity event.  The holders of the Class A Units shall retain the portion of their capital accounts attributable to the Class A Units outstanding immediately prior to the Mergers that were converted into Class A-1 Units in the Mergers, which shall not be affected by any future cancellation of such Class A-1 Units.
From the closing of the Recapitalization until the end of the Distribution Holiday, without the prior written consent of (i) the holders of a majority of the then-outstanding Class A Units, and (ii) until 100% of the then-outstanding Class A Units that were outstanding immediately following the Recapitalization Closing (such Class A Units, the “Post-Recap Class A Units”) have become eligible to be exchanged pursuant to the Exchange Agreement, the holders of a majority of the Post-Recap Class A Units, the Company and its subsidiaries (collectively, the “Oz Group”) is generally prohibited from: (A) taking any action that is adverse to the holders of Class A Units or Class A-1 Units in a manner disproportionate to the holders of the Class A Shares; (B) issuing any additional Class A Units or Class A-1 Units; (C) creating any new class of equity securities that would be senior or pari passu to the Class A Units or creating any equity securities in any subsidiary of any of the Operating Partnerships (or amending the terms of an existing class of equity securities to become such equity securities) until the achievement of a

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book-up for all Class A Units following the end of the Distribution Holiday; or (D) amending the book-up provisions of the LPAs in a manner that is adverse to the Class A Units or Class A-1 Units, except as required by a change in applicable law or upon the written advice of outside counsel to the Oz Group.  In connection with any such consents to be obtained from the holders of Class A Units, no consent fee or other consideration shall be offered to such holders.

The LPAs generally prohibit the Oz Group, from the Recapitalization Closing until the end of the Distribution Holiday, without the consent of the holders of a majority of the Class A Units (excluding any Class A Units held by Mr. Och or his affiliates or related trusts that own Class A Units at the applicable time (the “DSO Class A Holders”)) (such holders the “Non-DSO Class A Holders”) from (i) amending the LPAs if the impact of such amendment on the Non-DSO Class A Holders (solely in their capacity as holders of Class A Units or Class A-1 Units) is disproportionately adverse, in any material respect, relative to the impact to the DSO Class A Holders (solely in the DSO Class A Holders’ capacity as holders of Class A Units or Class A-1 Units, as applicable) or (ii) amending the immediately preceding consent rights.

Class E Units

The LPAs set forth the terms of the Class E-1 common units of the Operating Partnerships (the “Class E-1 Units”) and Class E-2 Units.  Class E-1 Units are only entitled to future profits and gains and generally vest (i) with respect to Class E-1 Units issued to a limited partner holding Class A-1 Units that also received Class E-1 Units in the Recapitalization (up to and including the number of Class A-1 Units held by such limited partner immediately following the Recapitalization), on December 31, 2019 and (ii) with respect to all other Class E-1 Units, one-third on each of December 31, 2020, December 31, 2021, and December 31, 2022; provided that in each case the recipient remains in continuous service through each vesting date, subject to accelerated vesting or continued vesting, as applicable, upon the occurrence of certain liquidity events or a

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qualifying termination of service.  The Operating Partnerships will cause the Company to issue one Class B Share to each holder of Class E Units upon the vesting of each such Class E Unit.

At the Recapitalization Closing, the Oz Group conditionally issued (subject to certain vesting and forfeiture conditions) an aggregate of 9,655,232 Class E-1 Units to certain active executive managing directors.  The general partner of the applicable Operating Partnership (“General Partner”) may conditionally issue additional Class E Units (“Additional Class E Units”) in each Operating Partnership to active individual limited partners, in an aggregate number not to exceed the amount described in the LPAs, as specified by the Chief Executive Officer of the Company (with the approval of the Compensation Committee of the Board (the “Compensation Committee”), if applicable).

The LPAs generally prohibit the Oz Group, without the consent of the holders of a majority of Class E Units (until Class E Units representing less than 10% of the Class E-1 Units and Class E-2 Units remain outstanding), from: (A) taking any action that is adverse to the holders of Class E Units in a manner disproportionate to the holders of the Class A Shares; (B) creating any new class of equity securities that would be senior or pari passu to the Class E Units or creating any equity securities in any subsidiary of any of the Operating Partnerships (or amending the terms of an existing class of equity securities to become such equity securities) until the achievement of book-up for all Class E Units following the end of the distribution holiday; or (C) amending the book-up provisions of the LPAs in a manner that is adverse to the Class E Units, except as required by a change in applicable law or upon the written advice of outside counsel to the Oz Group.  In connection with any such consents to be obtained from the holders of Class E Units, no consent fee or other consideration shall be offered to such holders.

Liquidity Events

In the event of a drag-along sale, tag-along sale, change of control or other liquidity event, the consideration to which any limited partner holding Class A Units, Class A-1 Units, Class D Units or Class E Units shall be entitled with respect to any such unit that is to be sold in such liquidity event shall be in proportion to such limited partner’s capital account balance attributable to such unit, relative to the capital account balance attributable to all units participating (directly or indirectly) in such event including the Class B common units of the Operating Partnerships (“Class B Units”).

Book-Up Provisions

The LPAs have been amended to provide for a book-up of the Class A Units, Class D Units, Class E Units and Class P Units to occur at any time upon a sale, liquidation, exchange in which such unit would actually participate or certain other liquidity events, or from time to time after the end of the Distribution Holiday.  Such units generally would be fully booked-up (with the book-up of the Class A Units and Class E Units having priority over the Class D Units and Class P Units) when each such unit has the same capital account balance (disregarding Class A-1 Units and other units of junior priority).

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Partner Management Committee and Partner Performance Committee

The LPAs have been revised to reflect that, effective as of the Transition Date (as defined below), (i) Mr. Och shall automatically cease to serve as Chairman, and shall also cease to be a member, of each of the Partner Management Committee (as defined in the LPAs) and the Partner Performance Committee (as defined in the LPAs) and (ii) the Chief Executive Officer of the Company shall replace Mr. Och as Chairman of each of the Partner Management Committee and the Partner Performance Committee.

Distribution Holiday

The LPAs have been revised to provide for the Distribution Holiday, which shall terminate on the earlier of (x) 45 days after the last day of the first calendar quarter in which an aggregate of $600 million of Distribution Holiday Economic Income (as defined in the LPAs) has been realized and (y) April 1, 2026.  During the Distribution Holiday, (i) the Operating Partnerships shall only make distributions with respect to Class B Units, (ii) the performance thresholds of Class P Units shall be adjusted to take into account performance and distributions during such period, (iii) RSUs will receive in-kind distributions in respect of dividends or distributions paid on the Company’s Class A Shares, in each of the foregoing clauses (i) and (ii) in an aggregate amount not to exceed $4.00 per Class P Unit or RSU (equivalent to $0.40 prior to adjustment for the Company’s reverse share split that was effective as of January 3, 2019), as applicable, cumulatively during the Distribution Holiday, and in accordance with their existing terms (provided that such $4.00 cap shall not apply to any RSUs held by non-executive managing director employees or executive managing directors who are not receiving Class E Units) and (iv) income shall be allocated for book and tax purposes to reflect the revised distribution entitlements of the Class A / B / D / E / P Units.  Following the termination of the Distribution Holiday, Class A Units, Class D Units and Class E Units (whether vested or unvested) shall receive distributions even if such Class A Units, Class D Units and Class E Units, as applicable, have not been booked-up.

Withdrawal Rights

Upon no less than 30 days’ prior written notice to the applicable General Partner, any limited partner may elect to abandon and surrender to the relevant Operating Partnership all of such limited partner’s units and other interests in such Operating Partnership (including any capital account balance but, for the avoidance of doubt, excluding any indebtedness) for no consideration.  Such election shall be effective from the last day of the calendar quarter in which the notice was provided.

Name

The Oz Group may use and permit others to use the “Och,” “Ziff” and “Och-Ziff” names through December 31, 2019, following which the Oz Group shall cease using such names, provided, that the Oz Group may (i) continue to use such names as expressly required by applicable law, regulation or order and (ii) refer to its former name.

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Amended and Restated Exchange Agreement

In connection with the Recapitalization, at the Recapitalization Closing, the Amended and Restated Exchange Agreement, dated as of August 1, 2012, by and among the Company, certain Company subsidiaries and the limited partners of the Operating Partnerships (as amended, the “Exchange Agreement”) was amended and restated to provide such limited partners with revised exchange rights and to effect certain other amendments.  Pursuant to the Exchange Agreement and the related provisions of the LPAs, prior to the expiration of the Distribution Holiday, the exchange committee (comprised of the Chief Executive Officer and the Chief Financial Officer of the Company), in consultation with the Board, shall have the authority to permit exchanges of vested and booked-up Class A Units, which exchanges shall be made available to all holders of such vested and booked-up Class A Units on a pro rata basis.  Beginning on the final day of the Distribution Holiday, any holder of Class A Units may exchange his or her vested and booked-up Class A Units over a period of two years in three equal installments commencing upon the final day of the Distribution Holiday and on each of the first and second anniversary thereof (or, for units that become vested and booked up Class A Units after the final day of the Distribution Holiday, from the later of the date on which they would have been exchangeable in accordance with the foregoing and the date on which they become vested and booked up Class A Units) (and thereafter such units will remain exchangeable), in each case, subject to certain restrictions (including, among other things, in connection with the Company’s insider trading policy in respect of affiliate holders and in certain circumstances where the exchange would be likely impact the Company’s ability to use net operating losses).

Amended and Restated Registration Rights Agreement

In connection with the Recapitalization, at the Recapitalization Closing, the Company amended and restated its Registration Rights Agreement, dated as of August 1, 2012 (as amended, the “Registration Rights Agreement”), by and among the Company and the covered persons named therein (the “Covered Persons”).  Pursuant to the Registration Rights Agreement, the Company will agree to file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement or a prospectus supplement or other supplemental materials to an existing shelf registration statement, no later than the first “established exchange date” under the Exchange Agreement, providing for registration and resale of the Class A Shares that may be delivered in exchange for Och-Ziff Operating Group Units (as defined in the Registration Rights Agreement) or otherwise held from time to time by the Covered Persons (the “Registrable Securities”).  The Registration Rights Agreement provides the Company with customary suspension rights.  In addition, the Covered Persons have certain “piggyback” rights if the Company proposes to register any Class A Shares under the Securities Act of 1933, as amended (the “Securities Act”).  The Company also agreed, among other things, to indemnify the Covered Persons included in any registration statement from certain liabilities and to pay all fees and expenses incident to the Company’s performance of or compliance with the Registration Rights Agreement.  The rights under the Registration Rights Agreement will continue until the Covered Persons hold less than 100,000 Registrable Securities in the aggregate.

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New Preferred Unit Designations

In connection with the Recapitalization, effective as of the Recapitalization Closing, pursuant to the amendment and restatement of the LPAs pursuant to the Mergers, the LPAs include Unit Designations of the Preferences and Relative, Participating, Optional, and Other Special Rights, Powers and Duties of Class A Cumulative Preferred Units of each Operating Partnership (collectively, the “New Preferred Unit Designations”).  As part of the Existing Preferred Restructuring, pursuant to the New Preferred Unit Designations, the Operating Partnerships issued New Preferred Securities with an aggregate liquidation preference of $200 million, in exchange for $200 million of the Existing Preferred.  Other than following the occurrence of a Discount Termination Event (as defined in the New Preferred Unit Designations), the Operating Partnerships will have the option to redeem the New Preferred Securities at a 25% discount until March 31, 2021, then at a 10% discount at any time between April 1, 2021 and March 30, 2022, and then at no discount thereafter, and any mandatory payments as a result of the Cash Sweep (as defined below) will be entitled to the same discount.  To the extent that the New Preferred Securities are not repaid in full on or prior to March 31, 2022, at the option of the holder thereof, all or any portion of the New Preferred Securities will be converted into Debt Securities in an aggregate principal amount equal to the Liquidation Value (as defined below) of such New Preferred Securities, with such Debt Securities having the same terms as the initial $200 million of Debt Securities described below.

Subject to certain exceptions relating to any preferred units that rank on parity with the New Preferred Securities (to the extent such preferred units exist in the future), unless distributions on the New Preferred Securities are declared and paid in cash for the then current distribution period and all preceding periods, the Operating Group Entities (as defined in the New Preferred Unit Designations) may not declare or pay distributions on or repurchase any of their equity securities that rank equal with or junior to the New Preferred Securities.

The New Preferred Unit Designations include a cash sweep arrangement (“Cash Sweep”) during the Distribution Holiday under which, on a quarterly basis, 100% of all Economic Income (as defined therein) will be applied to repay the Amended Credit Agreement (as defined below) and then to redeem the New Preferred Securities, in each case, together with accrued interest.  The Cash Sweep will not apply to the extent that it would result in the Oz Group having a minimum free cash balance of less than $200 million except in certain specified circumstances.  In the fourth quarter of each fiscal year only, an amount equal to the excess of the Free Cash Balance (as defined in the New Preferred Unit Designations) as of December 31 of the applicable fiscal year over the minimum free cash balance of $200 million, will be used to repay the Amended Credit Agreement and redeem the New Preferred Securities.  In addition, without duplication of the Cash Sweep, (i) certain of the proceeds resulting from the realization of Designated Accrued Unrecognized Incentive (as defined in the New Preferred Unit Designations) and (ii) 85% of the Net Cash Proceeds (as defined in the New Preferred Unit Designations) from any Asset Sales (as defined in the New Preferred Unit Designation), will be used to repay the Amended Credit Agreement and redeem the New Preferred Securities.  As long as the Cash Sweep is in effect, the Oz Group may only use funds from a cumulative discretionary one-time basket of up to $50 million in the aggregate, or reserve up to $17 million in the aggregate (the “Discretionary Basket”), to engage in certain Restricted Activities (as defined below) or any other activities related to the strategic expansion of the Oz Group, and may not use any other funds of the Oz Group to

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fund such activities, subject to certain exceptions.  The Discretionary Basket will not be subject to the Distribution Holiday or the Cash Sweep and, subject to certain exceptions, may only be used to fund new firm investments or new firm products or to fund share buybacks (including RSU cash settlements in excess of permitted amounts) in an aggregate amount not to exceed $25 million (the “Restricted Activities”).  The Discretionary Basket may not be used to fund employee compensation payments.  The “Amended Credit Agreement” refers to the Credit and Guaranty Agreement dated as of April 10, 2018, among the Operating Partnerships, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, that was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 10, 2018, as amended by Amendment No. 1 to the Credit and Guaranty Agreement, dated as of February 7, 2019, among OZM, among the Operating Partnerships, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, that was filed as Exhibit 10.8 to the Company's Current Report on Form 8-K dated February 11, 2019.

Pursuant to the New Preferred Unit Designations, distributions on the New Preferred Securities will be payable on the liquidation preference amount on a cumulative basis at an initial distribution rate of 0% per annum until February 19, 2020 (the “Step Up Date”), after which the distribution rate will increase in stages thereafter to a maximum of 10% per annum on and after the eighth anniversary of the Step Up Date.  In addition, following the occurrence of a change of control event, the Operating Group Entities will redeem the New Preferred Securities at a redemption price equal to the liquidation preference plus all accumulated but unpaid distributions (collectively, the “Liquidation Value”).  If the Operating Group Entities fail to redeem all of the outstanding New Preferred Securities after such change of control event, the distribution rate will increase by 7.00% per annum, beginning on the 31st day following such event.  Pursuant to the New Preferred Unit Designations, the Operating Group Entities will not be required to effect such redemption until the earlier of (i) the date that is 20 days following such change of control event and (ii) the payment in full of all loans and other obligations and the termination of all commitments under the Amended Credit Agreement.

In addition, from and after March 31, 2022, if the amounts that were distributed to partners of the Operating Group Entities in respect of their equity interests in the Operating Group Entities (other than amounts distributed in respect of tax distributions or certain other distributions) or utilized for repurchase of units by such entities (or which were available but not used for such purposes) for the immediately preceding fiscal year were in excess of $100 million in the aggregate, then an amount equal to 20% of such excess shall be utilized to redeem the New Preferred Securities on a pro rata basis at a redemption price equal to the Liquidation Value.  Furthermore, if the average closing price of the Company’s Class A Shares exceeds $150 per share for the previous 20 trading days from and after the Recapitalization Closing, the Operating Group Entities have agreed to use their reasonable best efforts to redeem all of the outstanding New Preferred Securities as promptly as practicable.  If such event occurs prior to the maturity date of the Amended Credit Agreement and all obligations under the Amended Credit Agreement have not been prepaid in accordance with the terms thereof, the Company has agreed to use its reasonable best efforts to obtain consents from its lenders in order to redeem the New Preferred Securities as promptly as practicable.

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Under the terms of the New Preferred Securities, so long as any New Preferred Securities are outstanding, without the consent of the holders’ committee of the New Preferred Securities (to be comprised of Daniel S. Och as sole member initially and additional or replacement members) (the “Holders’ Committee”), the Oz Group will not create any new class of equity securities or issue any equity securities in any existing class that would be senior or pari passu to the New Preferred Securities (or amend the terms of an existing class of equity securities to become senior or pari passu to the New Preferred Securities).  In addition, under the New Preferred Unit Designations, without the prior written consent of the Holders’ Committee, the Oz Group is restricted from incurring certain indebtedness and liens, in each case subject to the exceptions set forth therein.  Certain subsidiaries of the Company, including, but not limited to, funds and other investment vehicles owned or managed by the Company and its subsidiaries, are excluded from such restrictions.

The New Preferred Securities do not have voting rights, except that the consent of the Holders’ Committee is required to effect (i) any amendment to or waiver of the terms of the New Preferred Securities; or (ii) any amendment to the limited partnership agreement of an Operating Group Entity that would have an adverse effect on any holder of the New Preferred Securities.

Under the terms of the New Preferred Securities, the Company, the Operating Group Entities and the Och-Ziff funds are, subject to limited exceptions, prohibited from issuing to any individual who is a “Named Executive Officer” of the Company or the related parties of such “Named Executive Officer” (other than Daniel S. Och and his related parties) (collectively, the “Designated Officers”) or, in the event that the Company is not required to file reports with the SEC, any individual who would have been a Designated Officer if the Company was required to file such reports, new equity interests in any of the Operating Group Entities (“New NEO Units”) or make any distributions in respect of such New NEO Units, unless (i) so long as the Company’s common shares are traded on the New York Stock Exchange or another nationally recognized stock exchange, the issuance of such New NEO Units is approved by the Company’s compensation committee; or (ii) to the extent the Company’s common shares are not traded on the New York Stock Exchange or another nationally recognized stock exchange, with the prior written consent of the Holders’ Committee.

Pursuant to the New Preferred Unit Designations, the Company, the Operating Group Entities and the Company funds are also prohibited from engaging in any transaction with any Designated Officer, any holder of at least 10% of the outstanding equity of the Company, the Operating Group Entities, their respective subsidiaries or their respective affiliates (other than Daniel S. Och or his related parties) other than transactions in the ordinary course of business with any person (other than a Designated Officer) relating to such person’s service to any Operating Group Entity or consistent with past practice as of the date of the Recapitalization Closing, including in connection with granting any direct or indirect carry or capital interest in the Company funds to such person, which matters shall be determined by the Board or Compensation Committee.  Without the consent of the Holders’ Committee, the Operating Group Entities, their respective subsidiaries and the other subsidiaries of the Company may not, subject to limited exceptions, sell or otherwise dispose of any businesses, business lines or divisions

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(including the Operating Group Entities’ respective multi-strategy, credit and real estate business) or any significant assets thereof.

Subject to limited exceptions, the New Preferred Securities may not be sold or otherwise transferred without the consent of the Holders’ Committee and, in the case of a holder other than Daniel S. Och or his related parties, the applicable General Partner.  If a holder receives an offer for the sale of any or all of such holder’s New Preferred Securities, such holder must first offer the New Preferred Securities to Daniel S. Och and his related parties.  If Daniel S. Och and his related parties decline the offer, the holder must then offer the New Preferred Securities to the applicable General Partner on behalf of the applicable Operating Group Entity.  If such General Partner declines the offer, the holder will have the right to sell the New Preferred Securities to the original offeror.

The Company and the Operating Partnerships shall reimburse the holders of the New Preferred Securities with respect to any reasonable fees and expenses (including reasonable attorneys’ fees and expenses) incurred by such holders in connection with protecting the interests or enforcing the rights of the New Preferred Securities.

New Senior Subordinated Term Loan Credit and Guaranty Agreement

In connection with the Recapitalization, at the Recapitalization Closing, and as part of the Existing Preferred Restructuring, the Operating Partnerships, each as a borrower, entered into an unsecured senior subordinated term loan credit and guaranty agreement (the “Subordinated Credit Agreement”) consisting of term loan facilities in an aggregate initial principal amount of $200 million (the “Subordinated Loan Facilities”) with certain parties thereto, as lenders, and Wilmington Trust, National Association, as administrative agent.  The Subordinated Loan Facilities mature on the earlier of (i) the fifth anniversary of the date on which all obligations under the New Preferred Unit Designations have been in paid in full and (ii) April 1, 2026.

Pursuant to the terms of the New Preferred Unit Designations and the Governance Agreement (as defined below) to the extent that the New Preferred Securities are not repaid in full on or prior to March 31, 2022, then, at the option of the holder thereof, all or any portion of the liquidation preference of such New Preferred Securities shall be automatically converted into incremental loans under the Subordinated Credit Agreement without any further action by the Operating Group Entities.  Except as otherwise provided in the Subordinated Credit Agreement, any such incremental loans of any class will have terms and conditions identical to those of the initial loans of such class under the Subordinated Credit Agreement.

Commencing February 1, 2020, loans under the Subordinated Loan Facilities will bear interest at a per annum rate equal to, at the borrower’s option, one, three or six month (or twelve month with the consent of each lender) London Interbank Offered Rate (LIBOR) plus a margin of 4.75%, or a base rate plus a margin of 3.75%.  Commencing on the earlier to occur of (i) the first anniversary of the date on which all Existing Preferred are paid in full and (ii) March 31, 2022, the loans under the Subordinated Loan Facilities amortize in quarterly installments each in a principal amount equal to 5% of the aggregate principal amount of the loans of the applicable borrower on the effective date

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of the Subordinated Credit Agreement or, in the case of incremental loans of such borrower, the date New Preferred Securities are exchanged for incremental loans pursuant to the terms of the New Preferred Unit Designations and the Governance Agreement; provided that in no event shall amortization payments in any fiscal year be required to exceed $40 million.

 For a period of nine months after the repayment of the New Preferred Securities, the borrowers will have the option to voluntarily repay up to $200 million of the initial loans at a 5% discount.

The Subordinated Credit Agreement requires that certain sister advisor companies and material domestic subsidiary advisors formed or acquired after the Recapitalization Closing and that are “Investment Advisers” or “Relying Advisers” (as defined in the Investment Advisers Act of 1940, as amended (“Advisers Act”)) guarantee the obligations of the Operating Partnerships and the other guarantors under the Subordinated Credit Agreement.

The Subordinated Credit Agreement contains customary representations and warranties and covenants for a transaction of this type, including two financial maintenance covenants.  The first financial maintenance covenant prohibits the total fee-paying assets under management of the Operating Partnerships and their consolidated subsidiaries to be less than $20 billion as of the last day of any fiscal quarter, and the second prohibits the total net secured leverage ratio as of the last day of any fiscal quarter, beginning with the fiscal quarter ending on December 31, 2018, to exceed (i) 3.00 to 1.00, or (ii) following the third anniversary of the Recapitalization Closing, 2.50 to 1.00.  The Subordinated Credit Agreement also includes a covenant requiring compliance with the provisions of the Implementing Agreements that will impose restrictions on distributions, including certain tax distributions, during the Distribution Holiday, requiring prepayment of loans under the Amended Credit Agreement and thereafter, New Preferred Securities, in each case with excess cash above a certain threshold, and restricting the incurrence of indebtedness for borrowed money and certain liens, in each case subject to exceptions set forth in the Implementing Agreements.  Certain subsidiaries of the Company, including, but not limited to, funds and other investment vehicles owned or managed by the Company and its subsidiaries, are excluded from the representations and warranties and the restrictions contained in certain of the foregoing covenants.

The Subordinated Credit Agreement contains customary events of default for a transaction of this type and is based on substantially the same terms as the Amended Credit Agreement.  If an event of default under the Subordinated Credit Agreement occurs and is continuing, then, at the request (or with the consent) of the lenders holding a majority of the commitments and loans under the Subordinated Credit Agreement, upon notice by the administrative agent to the borrowers, the obligations under the Subordinated Credit Agreement shall become immediately due and payable.  In addition, if the Operating Partnerships or any of their material subsidiaries become the subject of voluntary or involuntary proceedings under any bankruptcy, insolvency or similar law, then any outstanding obligations under the Subordinated Credit Agreement will automatically become immediately due and payable.

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Amendment to Tax Receivable Agreement

In connection with the Recapitalization, at the Recapitalization Closing, the Company, Och-Ziff Holding Corporation, Och-Ziff Holding LLC and the Operating Partnerships entered into an amendment (the “TRA Amendment”) to the First Amended and Restated Tax Receivable Agreement, dated as of January 12, 2009 (as amended, the “TRA”), by and among the Company, certain Company subsidiaries and certain current and former limited partners of the Operating Partnerships (as amended, the “Tax Receivable Agreement”), which provides that, conditioned on the Company electing to be classified as, or converting into, a corporation for U.S. tax purposes during 2019, Mr. Och and the other recipients of payments under the Tax Receivable Agreement will be due no payments in respect of the 2017 tax year and will be due partial payments (based on comparing taxable income and economic income) in respect of the 2018 tax year, and the percentage of cash savings required to be paid with respect to the 2019 tax year and thereafter, as well as with respect to cash savings from subsequent exchanges, will be reduced from 85% to 75%.

To the extent Class E-1 Units or Additional Class E Units (or any other common units of the Operating Partnerships into which such Class E-1 Units or Additional Class E Units are converted, exchanged or otherwise recapitalized) are exchanged in the future for Class A Shares (or cash in lieu thereof), Mr. Och and the other holders of Class A-1 Units will be entitled to TRA payments with respect to the cash savings realized in respect of such exchanges as described in the TRA Amendment.  The holders of Class A Units and holders of Class D Units that are TRA recipients will retain their entitlement to future TRA payments to the extent they exchange their common units.  Recipients of Class E-1 Units resulting from the reallocation of Class A-1 Units will not be entitled to any TRA payments with respect to such Class E-1 Units, which TRA payments will instead be paid to Mr. Och and the other holders of Class A-1 Units (measured as of the effective time of the Recapitalization).

Governance Agreement

In connection with the Recapitalization, at the Recapitalization Closing, the Company, Och-Ziff Holding Corporation, Och-Ziff Holding LLC, the Operating Partnerships and Mr. Och entered into a Governance Agreement (the “Governance Agreement”), which provides for, among other things:

Redemptions

On December 31, 2018, Mr. Och submitted redemption notices for 50% of all liquid balances of Mr. Och and his related parties.  The receipt by Mr. Och and his related parties of redemption proceeds associated with the redemption of all of their liquid balance in the investment funds or accounts managed by the Company, its subsidiaries and their respective affiliates (other than their liquid balances in the OZ Credit Opportunities Master Fund, Ltd.), for which redemption notices were delivered to effect such redemptions for the quarters ended December 31, 2018 and March 31, 2019 is referred to as the “Liquidity Redemption.”  The Company, Och-Ziff Holding

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Corporation, Och-Ziff Holding LLC and the Operating Partnerships agreed that, subject to the occurrence of certain restrictions on the withdrawal by Mr. Och and his related parties of their capital in the funds managed by the Oz Group, the Liquidity Redemption will be made as to the remainder of Mr. Och’s liquid balances effective as of March 31, 2019 (with payment to be made in the normal course consistent with regular practice in accordance with the applicable fund documents).  Mr. Och agreed not to revoke any previously submitted redemption notices giving effect to the Liquidity Redemption and the redemption by Mr. Och and his related parties of all their liquid balances in the OZ Credit Opportunities Master Fund, Ltd. which is expected to be redeemed in full on September 30, 2019, for which redemption notices have been delivered (the “Credit Fund Balance Redemption”).

Proxies and Voting Agreements

Mr. Och agreed to use his voting proxy under the Class B Shareholders Agreement, dated as of November 13, 2007, among the Company, Mr. Och and the other holders of Class B Shares (the “Class B Shareholders Agreement”) to vote the applicable Class B Shares at a Company shareholders meeting in favor of increasing the number of shares available under the Company 2013 Incentive Plan by the number of Class E Units issuable in connection with the Recapitalization (other than the Class E-2 Units).  Such proxy shall terminate on the 30th day following the completion of the Liquidity Redemption, subject to extension in certain cases whereby Mr. Och or his related parties are not permitted to effect redemptions of their capital in funds managed by the Oz Group (such date, the “Transition Date”).

The voting proxy in the Class B Shareholders Agreement is amended effective as of the earlier of the Transition Date and the commencement of the Voting Holiday (as defined in the Governance Agreement), whereby the holders of Class B Shares corresponding to Class A-1 Units appoint the Chief Executive Officer and Chief Financial Officer of the Company as their proxies and such proxies are required to vote such Class B Shares in the same proportion that the Class A Shares are voted on any matters.

Director and Officer Positions

Mr. Och delivered a resignation as Chairman of the Board to become effective March 31, 2019.

In addition, Mr. Och delivered a resignation as a member of the Board to become effective as of the next annual meeting of shareholders that occurs at least 30 days following the Transition Date, but Mr. Och will have the right to designate a director, who is not required to meet the New York Stock Exchange (“NYSE”) director independence requirements, to serve in his place as a director on the Board for as long as Mr. Och continues to own either (i) New Preferred Securities and Debt Securities with an initial liquidation preference not less than 33% of the initial liquidation preference of the New Preferred Securities and Debt Securities owned by Mr. Och or (ii) a number of common equity units (on an as-converted basis) of the Oz Group not less than 33% of the

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number of common equity units (on an as-converted basis) of the Oz Group owned by Mr. Och, in each case, immediately after the Recapitalization.

If any director on the Board who was designated by Mr. Och (as the sole member of the Class B Shareholder Committee established under the Class B Shareholders Agreement) (“Class B Director”), other than Mr. Och or his replacement as contemplated by the preceding paragraph, resigns or otherwise ceases to serve on the Board at or prior to the annual meeting of shareholders in 2019 (the “2019 Meeting”), such director shall be replaced by an individual who qualifies as an independent director under the NYSE listing standards and is designated by Mr. Och (in his capacity as the sole member of the Class B Shareholder Committee) as a Class B Director with the approval, which may not be unreasonably withheld, of the Nominating, Corporate Governance and Conflicts Committee of the Board (the “Conflicts Committee”).  If any member of the Board other than a Class B Director resigns at or prior to the 2019 Meeting, the Conflicts Committee will nominate a successor, subject to approval by Mr. Och, which may not be unreasonably withheld.

Effective as of the Transition Date, (i) the Chief Executive Officer and Chief Financial Officer will be appointed as the sole directors of Och-Ziff Holding Corporation and the sole members of the board of managers of Och-Ziff Holding LLC, (ii) the Chief Executive Officer will replace Mr. Och as PMC Chairman (as defined in the LPAs) and Chairman of the Partner Management Committee, (iii) the Chief Executive Officer and/or Chief Financial Officer of the Company will replace Mr. Och as a member of all internal committees, boards of directors, boards of managers and similar governing bodies of, and as an officer of, and, as applicable, member of, the Oz Group (other than the Board), and (iv) the then-current director(s) of the fund boards other than Mr. Och and, if appointed by the then-serving directors on such boards, the Chief Executive Officer and/or the Chief Financial Officer, will serve as directors of the fund boards.

In addition, Mr. Och delivered a resignation (to become effective as of the Transition Date) from all officer positions of, and from the internal committees, boards of directors, boards of managers and similar governing bodies of, all subsidiaries of the Company and all investment funds or accounts managed by the Oz Group.

Non-Competition; Non-Solicitation

Certain non-competition restrictions included in the LPAs applicable to the limited partners during the Restricted Period (as defined therein) will not apply to any investment related activities or other activities of Willoughby Capital Holdings, LLC (“Willoughby Capital”), Mr. Och’s family office, its employees or related trusts or affiliates (collectively, “Willoughby”) or Mr. Och or his related trusts, affiliates or related parties (collectively, the “DSO Parties”); provided that (i) for so long as Mr. Och is on the Board, the DSO Parties shall be subject to restrictions with respect to investment related activities that are no more restrictive than those applicable to any other non-employee director and (ii) during the Restricted Period, Willoughby and the DSO Parties may not invest in an operating entity of, or in the case of Mr. Och, serve as a director, officer, employee or consultant of, any hedge fund or real estate private equity fund except (a) as a passive investor holding less than 2% of the issued and outstanding stock

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of public companies or (b) as an investor in any operating entity that invests solely on behalf of Willoughby or the DSO Parties.

So long as Willoughby Capital qualifies for the “family office” exemption under the Advisers Act as amended from time to time, certain non-competition and non-solicitation restrictions included in the LPAs applicable to the limited partners during the Restricted Period will not prohibit Willoughby or the DSO Parties from engaging in any investment activities alongside any of the Oz Group’s current or prospective investors.

The Restricted Period will end on December 5, 2020 with respect to the DSO Parties.

Name

The Oz Group may use and permit others to use the “Och,” “Ziff” and “Och-Ziff” names through December 31, 2019, following which the Oz Group shall cease using such names, provided, that the Oz Group may (i) continue to use such names as expressly required by applicable law, regulation or order and (ii) refer to its former name.

Waiver of General Release Requirements

The Oz Group agreed that Mr. Och is entering into a Consent Agreement (as defined below) and will not be executing a General Release (as defined in the LPAs).

Escrow Arrangements

If the Oz Group is prohibited from using any Designated Proceeds (as defined in the Governance Agreement) to redeem any of the New Preferred Securities pursuant to the terms of any of the New Preferred Unit Designations (any such prohibition, a “Designated Proceeds Use Prohibition” and any such Designated Proceeds, the “Restricted Designated Proceeds”), the Oz Group shall cause such Restricted Designated Proceeds to be deposited in escrow as promptly as practicable.  All or a portion of such amount of Restricted Designated Proceeds shall be used to redeem New Preferred Securities as promptly as practicable (and in no event later than five business days) to the extent such Designated Proceeds Use Prohibitions are no longer in effect.  If any Designated Proceeds Use Prohibitions exist on March 31, 2022, all Restricted Designated Proceeds shall be applied to repay incremental loans pursuant to the Subordinated Credit Agreement.

Recapitalization Consent; Release and Indemnification

In connection with the Recapitalization, certain members of the Oz Group are entering into consent agreements (“Consent Agreements”) with certain current and former executive managing directors (and their related trusts) (including Mr. Och, the Class A Unit holders delivering Consent Agreements in connection with the consent of the holders of a majority of the minority of the holders of Class A Units (i.e., holders of Class A Units other than Mr. Och or any holders of Class A Units that received Class E Units in the Recapitalization), active partners signing Management Arrangements (the

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“Management Arrangements Group”), recipients of Class E Unit grants (the “Class E Recipients”), and holders of Class D Units exercising a one-time election to convert such holders’ Class D Units into Class E Units (the election, the “Class D Election,” and such holders, the “Class D Participants”)) pursuant to which the executive managing director or trust is consenting to the applicable Recapitalization transactions.  The Consent Agreements also provide that each executive managing director or trust delivering a consent (including Mr. Och, the Management Arrangements Group, the Class E Recipients and the Class D Participants) (and their applicable related parties and representatives) releases, and will be released by, each member of the Oz Group, the Board (pursuant to a separate release executed by each director on substantially the same terms as the release provisions contained in the Consent Agreements) and each other executive managing director and trust (and their applicable related parties) that executes a Consent Agreement, for claims arising out of, relating to, based upon or resulting from the Recapitalization or any act or omission with respect to the planning for, or otherwise arising out of or relating to, the Recapitalization, solely in respect of the period beginning on May 17, 2018 and ending at the Recapitalization Closing.

The Consent Agreements also provide for certain members of the Oz Group to indemnify losses, and advance expenses, of each current and former executive managing director and trust that executes a Consent Agreement (including Mr. Och, the Management Arrangements Group, the Class E Recipients and the Class D Participants) (and their applicable related parties and representatives) arising out of, relating to, based upon or resulting from the Recapitalization or any act or omission with respect to the planning for, or otherwise arising out of or relating to, the Recapitalization (including, without limitation, losses relating to taxes) solely in respect of the period beginning on May 17, 2018 and subject to and in accordance with the terms and conditions of the Consent Agreements (and excluding any intended effects of the Recapitalization).

The Consent Agreements also provide that the holders of the Existing Preferred that deliver a Consent Agreement have collectively forfeited an additional 749,813 Class A Units on a pro rata basis, of which 653,484 Class A Units were forfeited by Mr. Och or his related trusts.

The foregoing description of the Recapitalization and the applicable Implementing Agreements does not purport to be complete and is qualified in its entirety by reference to Exhibits 2 through 7 and 15 through 23 to this Statement and are incorporated herein by reference.

Following the recapitalization transactions and the Transition Date, Mr. Och expects to monitor and evaluate his investment in the company from time to time in light of the agreements described above and his personal investment objectives, his life goals, personal opportunities and priorities and may in the future take such actions with respect to his investment in the Class A Shares as he deems appropriate in light of the circumstances existing at such time. Such actions may include sales of (or other dispositions of his economic interest in) Class A Shares in the open market, in secondary public offerings and in private transactions.

Although the foregoing represents the range of actions currently contemplated by the Reporting Person with respect to the Class

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A Shares, the possible actions of the Reporting Person either alone or with one or more third parties with respect to the Class A Shares are subject to change at any time and the Reporting Person may formulate plans or proposals with respect to one or more of the foregoing and any other matters as he may determine in his sole discretion in the future.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Section (a) of Item 5 of the Statement is hereby amended and restated to read as follows:

(a) As of the date hereof, following the Reverse Stock Split and the Recapitalization transactions, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed to beneficially own (i) 195,707 Class A Shares of the Issuer directly held by the Reporting Person and (ii) 7,694 Class A Shares of the Issuer that the Reporting Person has the right to receive on or before the third business day following the Reporting Person's departure from the Issuer's board of directors upon the vesting of 7,694 Class A Restricted Share Units (“RSUs”).  Of the 7,694 RSUs, 4,977 RSUs are fully vested and the remainder vest on March 31, 2019.  As of January 2, 2019, after giving effect to the Reverse Stock Split, the Issuer had 19,905,126 Class A Shares outstanding.  The Reporting Person may be deemed to beneficially own Class A Shares representing 1.0% of the number of outstanding Class A Shares as of January 2, 2019, after giving effect to the Reverse Stock Split.

The foregoing excludes (i) 2,376,903 Class A Units in the Surviving Partnerships directly held by the Reporting Person and (ii) 5,244,085 Class A Units in the Surviving Partnerships held by certain trusts affiliated with the Reporting Person, in each case, that are not exchangeable for Class A Shares until such Class A Units are booked-up.  In the future, following the achievement of a book-up of the Class A Units, the Issuer may issue additional Class A Shares that would be deemed beneficially owned by the Reporting Person as follows: (i) an aggregate of 2,376,903 Class A Shares which the Reporting Person may receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of the Surviving Partnerships, and (ii) 5,244,085 Class A Shares which certain trusts affiliated with the Reporting Person may receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of the Surviving Partnerships. Assuming the future issuance of such Class A Shares, the Reporting Person would be deemed to beneficially own Class A Shares representing 28.4% of the number of outstanding Class A Shares as of January 2, 2019, after giving effect to the Reverse Stock Split.

The first paragraph of Section (b) of Item 5 of the Statement is hereby amended and restated to read as follows:

(b) For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed to have sole voting and dispositive power over (i) 195,707 Class A Shares of the Issuer directly held by the Reporting Person and (ii) 7,694 Class A Shares of the Issuer that the Reporting Person has the right to receive on or before the third business day following the Reporting Person's departure from the Issuer's board of directors upon the vesting of 7,694 RSUs.

(c) Since December 6, 2018, the date of filing of Amendment No. 18 to Schedule 13D, and from such date to the date of this filing, the following transactions were effected:

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1.
On January 7, 2019, 7,694 RSUs were granted to the Reporting Person.  Each RSU represents the contingent right to receive one of the Issuer's Class A Shares upon vesting. Of the RSUs granted, 4,977 are fully vested and the remainder vest on March 31, 2019. With respect to each vested RSU, the Reporting Person shall receive one of the Issuer's Class A Shares on or before the third business day following the Reporting Person's departure from the Issuer's Board of Directors.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Shares of the Issuer on February 7, 2019.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby amended to add the following:

The information set forth on Item 4 and Item 5 above is incorporated herein by reference.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and restated to read as follows:

Exhibit 1
Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated as of November 13, 2007 (incorporated by reference to Exhibit 1 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 2
First Amendment to Second Amended and Restated Limited Liability Company Agreement of Och-Ziff Capital Management Group LLC, dated January 3, 2019 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on January 3, 2019; File No.: 001-33805)

Exhibit 3
Amended and Restated Exchange Agreement, dated as of February 7, 2019, by and among Och-Ziff Capital Management Group LLC, Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP and the Och-Ziff Limited Partners and Class B Shareholders (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805)

Exhibit 4
Amended and Restated Agreement of Limited Partnership of OZ Management LP, dated as of February 7, 2019, by and among Och-Ziff Holding Corporation, the Limited Partners and Och-Ziff Capital Management Group LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805)

Exhibit 5
Amended and Restated Agreement of Limited Partnership of OZ Advisors LP, dated as of February 7, 2019, by and among Och-Ziff Holding Corporation, the Limited Partners and Och-Ziff Capital Management Group LLC (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805)

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Exhibit 6
Amended and Restated Agreement of Limited Partnership of OZ Advisors II LP, dated as of February 7, 2019, by and among Och-Ziff Holding Corporation, the Limited Partners and Och-Ziff Capital Management Group LLC (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805)

Exhibit 7
Second Amended and Restated Registration Rights Agreement of Och-Ziff Capital Management Group LLC, dated as of February 7, 2019, by and among Och-Ziff Capital Management Group LLC and the Covered Persons (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805)

Exhibit 8
Purchase Agreement, dated as of November 13, 2007, among Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP, the Reporting Person and certain limited partners (incorporated by reference to Exhibit 7 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 9
Lockup Agreement, dated as of November 6, among Goldman Sachs & Co., Lehman Brothers Inc. and the Reporting Person (incorporated by reference to Exhibit 8 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 10
Class B Shareholders Agreement, dated as of November 13, 2007, among the Issuer, the Reporting Person and the other individuals party thereto (incorporated by reference to Exhibit 9 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 11
Equalization, Transfer and Exchange Agreement, dated as of March 1, 2017, among the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10 of the Initial Schedule 13D filed March 3, 2017).

Exhibit 12
Relinquishment Agreement, dated as of March 1, 2017, among Och-Ziff Holding Corporation and Och-Ziff Holding LLC, the Reporting Person and the other parties thereto. (incorporated by reference to Exhibit 11 of the Initial Schedule 13D filed March 3, 2017)

Exhibit 13
Governance Letter Agreement, dated as of January 27, 2018, among Och-Ziff Capital Management Group LLC, the Reporting Person and the other parties thereto. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on January 30, 2018; File No.: 001-33805)

Exhibit 14
Letter Agreement, dated December 5, 2018, among Och-Ziff Management Group LLC, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on December 6, 2018; File No.: 001-33805).

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Exhibit 15
Amendment to the Letter Agreement and Term Sheet, dated January 14, 2019, by and between Och-Ziff Capital Management Group LLC and Daniel S. Och (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on January 14, 2019; File No.: 001-33805).

Exhibit 16
Amendment No. 2 to the Letter Agreement and Term Sheet, dated January 31, 2019, by and between Och-Ziff Capital Management Group LLC and Daniel S. Och (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on February 1, 2019; File No.: 001-33805).

Exhibit 17
OZ Management LP Unit Designation of the Preferences and Relative, Participating, Optional, and Other Special Rights, Powers and Duties of Class A Cumulative Preferred Units, dated as of February 7, 2019, by and among OZ Management LP, Och-Ziff Holding Corporation and Och-Ziff Capital Management Group LLC (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805).

Exhibit 18
OZ Advisors LP Unit Designation of the Preferences and Relative, Participating, Optional, and Other Special Rights, Powers and Duties of Class A Cumulative Preferred Units, dated as of February 7, 2019, by and among OZ Advisors LP, Och-Ziff Holding Corporation and Och-Ziff Capital Management Group LLC (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805).

Exhibit 19
OZ Advisors II LP Unit Designation of the Preferences and Relative, Participating, Optional, and Other Special Rights, Powers and Duties of Class A Cumulative Preferred Units, dated as of February 7, 2019, by and among OZ Advisors II LP, Och-Ziff Holding LLC and Och-Ziff Capital Management Group LLC (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805).

Exhibit 20
Senior Subordinated Term Loan and Guaranty Agreement, dated as of February 7, 2019, by and among OZ Management LP, OZ Advisors LP, OZ Advisors II LP, as borrowers, the lenders party thereto and Wilmington Trust, N.A., as administrative agent (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805).

Exhibit 21
Governance Agreement, dated as of February 7, 2019, among Och-Ziff Capital Management Group LLC, Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP and Daniel S. Och (incorporated by reference to Exhibit 10.10 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805).

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Exhibit 22
Amended and Restated Tax Receivable Agreement by and among inter alia Och-Ziff Capital Management Group LLC, Och-Ziff Holding Corp., Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, and OZ Advisors II LP, dated as of January 12, 2009 (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K for the year ended December 31, 2008, filed by the Company on March 12, 2009; File No.: 001-33805).

Exhibit 23
Amendment, dated as of February 7, 2019, to the First Amended and Restated Tax Receivable Agreement, dated as of January 12, 2009, by and among Och-Ziff Capital Management Group LLC, Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP and OZ Advisors II LP (incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K filed by the Company on February 11, 2019; File No.: 001-33805).

Exhibit 24	Power of Attorney of the Reporting Person (incorporated by reference to Exhibit 24.1 of the Reporting Person’s Form 4 filed March 3, 2017).

Exhibit 99
Current Report of the Issuer, dated September 29, 2016 regarding resolutions of investigations (incorporated by reference to the Current Report on Form 8-K filed by the Company on September 29, 2016; File No. 001-33805).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2019

/s/ Daniel S. Och
Daniel S. Och